EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	For the years ended
	2005	2004	2003	2002	2001
Fixed Charges:
Interest Exp (1)	9,796	2,817	579	278	2,111
Cap Int	2,912	883	451	619	1,001
Total	12,708	3,700	1,030	897	3,112
Earnings:
Pre-Tax Income	33,894	24,859	4,481	3,595	17,056
Add fin cost w/o	—	—	—	—	—
Fixed Charges	12,708	3,700	1,030	897	3,112
Less:
Cap Int	(2,912)	(883)	(451)	(619)	(1,001)

Total	43,690	27,676	5,060	3,873	19,167

Ratio	3.44	7.48	4.91	4.32	6.16

(1) 2005 interest expense excludes $2.6 million of deferred financing costs that were written off in connection with terminated credit facilities.